Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

On July 26, 2011, Geoff Cook and Catherine Cook appeared on Fox 5 New York, a transcript of which is included below.

Rosanna (Good Day New York co-host): Joining us, a wealthy-now Catherine and Geoff Cook. Nice to have you here. Walk us through this. What happened?

Catherine: Well, first, myYearbook is a place to meet new people.

Rosanna: Is it like a Facebook for teenagers?

Catherine: You think of Facebook to go to friends and family that you know. It's where you go to connect with people you want to know. You think of it as a mall. You go there to socialize, hang out with people. It's a lot of fun. But Dave and I got the idea because we were new in our high school. This would be cooler. Yearbooks are terrible for meeting new people. We launched it and 400 members signed up in the first week. And we have 32.7 million members. We have a revenue $23.7 million.

Rosanna: What is your initial investment?

Geoff: $250,000. In '97, I started a website at Harvard editing essays and sold that to the Thompson Corporation in late 2002. I was working there for a couple of years. I sold and started a business in my past. I was happy to play the role of - I thought the idea was great when I heard it.

Rosanna: were you skeptical?

Geoff: Having done it, it seemed like the right idea at the right time. Let's do it.

Rosanna: It helped you make friends.

Catherine: I met one of my best friends on the site a few weeks after launching it, and we are best friends to this day.

Rosanna: And it helped you make money?

Catherine: I'm full time at myYearbook. I love it. We have a full pipeline of new features coming out. More specifically, I recently sourced and acquired a four Android applications.

Rosanna: What does that mean?

Catherine: We recently bought Android applications because recently, we had a push on mobile. 18 months ago only 2% of the log -ins are coming in from mobiles. Mobile is exciting to us.

Rosanna: That is incredible. Mom and Dad must be happy with you.

Catherine: My mom said that, every time she tells people, she does the dance of joy and she's ready to retire. She's only 55.

Rosanna: You guys have so much to be proud of. Is it monitored at all? There's not inappropriate photographs or language on the website?

Catherine: We have a reported abuse link that we worked on with the New Jersey State Attorney General, and we try to educate members as much as we can.

Rosanna: Good work! myYearbook obviously a big success. Take care!

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides.  In connection with the proposed transaction, Quepasa will be filing documents with the SEC, including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.

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